OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41988

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hennion & Walsh, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46 Waterview Plaza
                         (No. and Street)

Parsippany   NJ   07054-1018
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hoffmann   (800) 836-8240
                                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
                         (Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

AFFIRMATION

I, Debbie Hoffmann, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hennion & Walsh, Inc. for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Debbie Hoffmann

Signature

Chief Financial Officer

Title



Notary Public

PHILLIP FITZSIMMONS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/4/2024

Hennion & Walsh, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Stockholders' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
                under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
                Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
                Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
                applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
                Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
                Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
                Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
                the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ]   Rule 15c3-3 Exemption Report

**   ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hennion & Walsh, Inc.

Statement of Financial Condition
December 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholders of
Hennion & Walsh, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2011.

February 25, 2021

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Hennion & Walsh, Inc.

Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	13,568,223
Marketable securities owned, at fair value		9,778,444
Due from clearing broker, net		2,024,518
Interest receivable		61,523
Property and equipment, net		306,620
Operating lease right-of-use assets		3,591,434
Intangible assets, net		416,424
Due from employees		284,874
Other assets		453,994
Total assets		**$ 30,486,054**

Liabilities and Stockholders' Equity
Liabilities:

Marketable securities sold, not yet purchased, at fair value	$	1,363,505
Due to clearing broker		6,480,400
Accounts payable and accrued expenses		2,168,510
Loan payable		2,634,500
Due to affiliate		1,642,746
Deferred broker credit		2,375,025
Interest payable		9,519
Finance lease liability		198,003
Operating lease liabilities		4,478,074
Total liabilities		21,350,282

Commitments and Contingencies (see Notes 11 and 14)

Stockholders' Equity

Common stock, no par value; 2,500 shares authorized;		
210 shares issued and outstanding		15,000
Additional paid-in capital		897,262
Retained earnings		8,223,510
Total stockholders' equity		9,135,772
Total liabilities and stockholders' equity		**$ 30,486,054**

The accompanying notes are an integral part of these financial statements.

Hennion & Walsh, Inc.

Notes to Statement of Financial Condition
December 31, 2020

1. **Organization and Business**

   Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

   Revenue Recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Significant judgments
   Revenue from contracts with customers includes commission income and fees from brokerage service and sponsorship of UITs. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

   Commission revenue and execution and clearing costs
   The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Generally, commissions are settled and collected through the Company's brokerage account within two days of the trade date.

2. Summary of Significant Accounting Policies (continued)

12B-1 fee income
The Company earns fees from mutual funds monthly for investors that were introduced and still invested in the funds. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been received at the clearing broker. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to introduce the investor has been completed, the consideration is now fixed and determinable and there are no other obligations that the Company needs to fulfill. The Company does not accrue a receivable for not yet collected trailers. The Company has determined that it cannot be assured that there will not be a significant reversal of revenue recognized until the third-party mutual fund companies and/or annuity companies release payment to the Company.

UIT – organization fees and income
The Company acts as principal for underwriting Unit Investment Trusts ("UIT"). The Company has inventory risk before the UIT has been transferred to a customer. The Company has discretion in establishing the price of the UIT on the first day of sale in the primary market. As a result, the Company presents its proportionate share of the UIT underwriting revenues and underwriting expenses on a gross basis. The Company is reimbursed for certain organizational fees as stated in the prospectus for bringing Unit Investment Trusts to market. The revenue is recognized, and the consideration is received when the UITs come out of the primary market.

Disaggregation of revenue is presented on the face of the Statement of Operations by type of revenue stream the Company earns.

The Company had no outstanding receivables from contracts with customers at January 1, 2020 or December 31, 2020 and no outstanding contract assets or liabilities at January 1, 2020 or December 31, 2020.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Investment Valuation
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

2.   Summary of Significant Accounting Policies (continued)

Level 2:   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement and are carried at fair value based on market quotes. Equity securities are valued at quoted market prices at the Company's fiscal year-end. Corporate debt securities and state and municipal government debt securities are valued at the closing price reported on the inactive market on which the individual securities or bonds are traded. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by the Company in accordance with US GAAP. Both realized and unrealized gains and/or losses are recognized in the current earnings and included in trading revenue on the accompanying statement of operations.

Due from/to Clearing Broker
The Company clears all its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing broker amount relates to the transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered fully collectible by management.

Property and Equipment, Net
Property and equipment are stated at cost, less accumulated depreciation, and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of three to five years. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

2. **Summary of Significant Accounting Policies (continued)**

Leases
The Company follows the guidance in ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition and includes the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2020 are as follows:

Weighted average remaining operating lease term	7.94 years
Weighted average discount rate of operating leases	5.4%
Weighted average remaining finance lease term	1.73 years
Weighted average discount rate of finance leases	11.6%

Impairment of Long-Lived Assets
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There was no impairment loss for the year ended December 31, 2020.

Hennion & Walsh, Inc.

Notes to Statement of Financial Condition
December 31, 2020

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. The Company is subject to various minimum state filing fees.

Management of the Company has concluded that the Company is a pass-through entity for tax purposes and there are no uncertain tax positions that would require recognition in the financial statements. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Deferred Broker Credit

In October 2020, the Company received $2,500,000 from its clearing broker for agreeing to extend the Clearing Agreement with the clearing broker for a five-year term. The amount is being amortized by a straight-line method over the term of the agreement. As of December 31, 2020, the balance of the deferred broker credit was $2,375,025.

New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Accounting for Financial Instruments – Credit Losses" (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Previously, GAAP required an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance became effective for the Company on January 1, 2020, and the Company adopted this guidance on that date. The Company applied the modified retrospective method of adoption which resulted in no adjustment to amortized cost or retained earnings as of the effective date. For the year ended December 31, 2020, the Company did not include an allowance for credit losses and no accounts were impacted.

3. **Related Party Transactions**

Under an expense sharing agreement, the Company periodically makes advances to two affiliates. Total reimbursed expenses amounted to $1,370,752. These expenses include rent, payroll, and various office expenses. Total reimbursed income amounted to approximately $2,044,369. This income includes advisory management fees paid by the clients which is collected by our clearing firm on behalf of our affiliate. The payable totaled $1,642,746 as of December 31, 2020 and is non-interest bearing.

3. Related Party Transactions (continued)

The Company has a loan receivable, from an officer and owner, in the amount of $250,000, at December 31, 2020 that is included in due from employees on the accompanying statement of financial condition. The loan bears interest at a rate of 4.25% and it matures on September 7, 2022.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

4. Loan Payable

On April 17, 2020, the Company was granted a loan (the "Loan") from First Bank in the aggregate amount of $2,634,500, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note dated April 17, 2020 issued by the Company, matures on April 17, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on October 17, 2020. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company currently believes that its use of the loan proceeds will meet the conditions for full forgiveness of the loan.

5. Intangible Assets

On January 1, 2014, the Company entered into an agreement to purchase all applicable assets of P.M.K. Securities & Research, Inc., and P.M.K. Capital Advisors, Inc. ("PMK"), both Florida corporations, at a total cost of $2,650,000. As a result of this agreement, the Company recorded $47,867 of fixed assets and $2,602,133 of intangible assets. The intangible assets consist of customer lists purchased from PMK. Since the purchased corporation did not meet the targeted net revenue, the customer list was reduced from $2,602,133 to $1,545,559 in 2014 and 2015.

This customer list is being amortized on the straight-line method over a life of ten years. The remaining balance of the asset is subject to the conditions set forth in the purchase agreement.

Hennion & Walsh, Inc.

Notes to Statement of Financial Condition
December 31, 2020

5. **Intangible Assets (continued)**

The Company's future amortization expense of customer list is as follows:

Year Ending December 31, 2020	Amounts
2021	$ 138,807
2022	138,807
2023	138,810
	$ 416,424
Intangible assets at December 31, 2020	$ 1,545,559
Accumulated amortization	(1,129,135)
Intangible assets, net	$ 416,424

6. **Property and Equipment**

Major classes of property and equipment consist of the following at December 31, 2020:

Furniture and equipment	$ 407,764
Leasehold improvements	141,698
Finance lease right-of-use asset	433,579
	983,041
Less: accumulated depreciation and amortization	(676,421)
Net property and equipment	$ 306,620

7.   **Fair Market Measurements**

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2020.

	Quoted Prices Active Market **Level 1**	Observable Measurement Criteria **Level 2**	Unobservable Inputs **Level 3**	**Total**
Assets (at fair value)				
Securities owned				
Corporate debt securities	$ -	$ 8,702,605	$ -	$ 8,702,605
Government debt securities	-	1,075,069	-	1,075,069
Equity securities	770	-	-	770
Total	$ 770	$ 9,777,674	$ -	$ 9,778,444
Liabilities (at fair value)				
Securities sold, not yet purchased				
Corporate debt securities	$ -	$ 1,352,592	$ -	$ 1,352,592
Equity securities	10,913	-	-	10,913
Total	$ 10,913	$ 1,352,592	$ -	$ 1,363,505

There were no transfers between levels of the fair value hierarchy for assets and liabilities measured at fair value during the year 2020.

8.   **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts and clearing firm accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

9.   **Risk and Uncertainties**

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

10. **Retirement Plan**

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company.

11. **Commitments and Contingencies**

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2022.

The Company's future minimum lease commitments under real estate operating leases are as follows:

Year Ending December 31, 2020	Total Commitments
2021	$ 704,887
2022	714,469
2023	720,788
2024	729,475
Thereafter	2,666,954
Total undiscounted lease payments	5,536,573
Less imputed interest	(1,058,499)
Total lease liabilities	$ 4,478,074

The Company entered into three separate finance lease agreements for furniture and equipment with expirations of March 31, 2022, July 31, 2022 and January 31, 2023. The values of the finance lease right-of-use assets and corresponding finance lease liabilities at December 31, 2020 are $251,522 and $198,003, respectively.

The Company's future minimum lease commitments under these finance leases are as follows:

Year Ending December 31, 2020	Total Commitments
2021	$ 116,064
2022	76,208
2023	2,939
Total undiscounted lease payments	195,211
Imputed interest	2,792
Total lease liabilities	$ 198,003

12. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of approximately $6,134,000, which exceeded the required net

12. **Regulatory Requirements (continued)**

capital of approximately $479,000 by approximately $5,655,000. The Company's net capital ratio was 1.17 to 1 at December 31, 2020.

The Company is designated by its FINRA membership agreement to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3, and the Company has no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and clears all transactions through its clearing broker on a fully disclosed basis.

13. **Concentrations**

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

14. **Economic Risks**

On January 30, 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and the continued spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impacts on financial markets and overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or overall economy are impacted for an extended period, the Company's financial results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

15. **Litigation**

On occasion, the Company is involved in claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity. In the event of unfavorable outcome in these cases, the Company could recognize a loss ranging from $0 to $380,000.

16. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2020 and determined that there are no material events that would require disclosure in the Company's financial statements.